July 29, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Fund V, LLC
Offering Statement on Form 1-A
Filed July 8, 2020
File No. 024-11263

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Fund V, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 24, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on July 8, 2020 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”).

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

1.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

2.
Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

3.
We note the automatic renewal feature of the bonds. Please advise us if the renewals are factored into the offering price limit of Rule 251(a)(2). In this regard, if you intend to rely on an exemption from registration for the automatic renewals, please provide a detailed analysis as to the availability of the exemption.

Issuer’s Response: In response to the Staff’s comment, the Issuer has determined that if it does not redeem the Bonds at or prior to maturity, it will file, and seek to have a qualified, a new offering statement under Regulation A with regard to the renewals. As disclosed in the First Amendment, no renewals will occur prior to the qualification of such an offering statement(s). Please see the Issuer’s disclosure on page 52 of the First Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Chip Cummings (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

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P.O. Box 2470 | Richmond, VA 23218-2470

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